Filed by PFSweb, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: eCOST.com, Inc.
Commission File Number: 000-50887
Contact: Lewis Goldberg / Todd Fromer
KCSA Worldwide
212.896.1216 / 212.896.1215
lgoldberg@kcsa.com / tfromer@kcsa.com
PFSweb and eCOST.com Remind Shareholders to Vote
For Proposed Merger Agreement
Special Meetings Scheduled for Monday, January 23
Plano, Texas and Torrance, Calif., January 19, 2006 — PFSweb, Inc. (Nasdaq: PFSW), a global provider of integrated business process outsourcing (BPO) solutions, and eCOST.com (Nasdaq: ECST), a leading online discount retailer, today issued a reminder for shareholders to vote for the previously announced merger agreement.
Shareholders who have not yet voted are strongly encouraged to vote immediately via telephone or the Internet in accordance with the instructions included in their proxy materials. Non-objecting beneficial shareholders of both PFSweb and eCOST.com may call Mellon Investor Services at 1-800-814-0304 to cast their vote directly.
In addition, if you were a shareholder of record on December 21, 2005 and have not received or cannot locate your proxy, please call the same number, 1-800-814-0304. Given the numerous retail investors for both companies, management of PFSweb and eCOST.com would like to remind shareholders that every vote is important.
Shareholders can obtain a free-of-charge copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either (i) PFSweb, Inc., 500 North Central Expressway, Suite 500, Plano, Texas 75074 Attention: Corporate Secretary, Telephone: (972) 881-2900, or from PFSweb’s website, www.pfsweb.com or (ii) eCOST.com, Inc., 2555 West 190th Street, Suite 106, Torrance CA 90504 Attention: Corporate Secretary, Telephone: (310) 225-5025, or from eCOST.com’s website, www.ecost.com.
The Boards of Directors of both PFSweb and eCOST.com unanimously approved the merger transaction.
About eCOST.com, Inc.
eCOST.com is a leading multi-category online discount retailer of high-quality new, “close-out” and refurbished brand-name merchandise for consumers and small business buyers. eCOST.com markets over 100,000 different products from leading manufacturers such as Apple, Canon, Citizen, Denon, HP, Nikon, Onkyo, Seiko, Sony, and Toshiba primarily over the Internet (http://www.ecost.com) and through direct marketing. Prior to April 11, 2005, eCOST.com was a subsidiary of PC Mall, Inc.
About PFSweb, Inc.
PFSweb develops and deploys integrated business infrastructure solutions and fulfillment services for Fortune 1000, Global 2000 and brand name companies, including third party logistics, call center support and e-commerce services. The company serves a multitude of industries and company types, including such clients as Adaptec (Nasdaq:ADPT), CHiA’SSO, FLAVIA® Beverage Systems, Hewlett-Packard (NYSE:HPQ), International Business Machines (NYSE:IBM), Nokia (NYSE:NOK), Pfizer, Inc. (NYSE:PFE), Raytheon Aircraft Company, Rene Furterer USA, Roots, Inc., Smithsonian Institution and Xerox (NYSE:XRX). To find out more about PFSweb, Inc. (NASDAQ: PFSW), visit our website at www.pfsweb.com.
The matters discussed herein and, in particular, information regarding the merger, consist of forward-looking information under the Private Securities Litigation Reform Act of 1995 and is subject to and involve risks and uncertainties, which could cause actual results to differ materially from the forward-looking information. PFSweb has recently filed a Registration Statement on Form S-4 which identifies certain factors that could cause actual results to differ materially from those projected in any forward looking statements made and investors are advised to review the Registration Statement and the Risk Factors described therein. Neither PFSweb nor eCOST undertakes any obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future. There may be additional risks that we do not currently view as material or that are not presently known.
ADDITIONAL INFORMATION
The S-4 Registration Statement filed by PFSweb contains a joint proxy statement for the PFSweb and eCOST stockholder meetings and a prospectus for the PFSweb common stock to be offered to eCOST’s shareholders in connection with the Merger. Investors and shareholders are urged to read the registration statement carefully because it includes various risk factors and other important information about the Merger.
Each company and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from such company’s stockholders in favor of the prospective merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Registration Statement that is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the common stock of either company is also set forth in the Schedule 14A filed by eCOST on May 27, 2005 with the SEC, and the Schedule 14A filed by PFSweb on April 28, 2005 with the SEC.
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